Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Outcome of Analyst / Institutional Investors Meetings as on August 19, 2020

August 20, 2020, Mumbai: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the outcome of meetings with the Analyst / Institutional Investors as on August 19, 2020

Date	Meetings Scheduled	Type
August 19, 2020	ADIA Middle East	Citibank Virtual Conference
August 19, 2020	Asset Mgmt One Co. Ltd.	Citibank Virtual Conference
August 19, 2020	Birla Mutual Fund	Citibank Virtual Conference
August 19, 2020	Daiwa Asset Management	Citibank Virtual Conference
August 19, 2020	Ellerston Capital Limited	Citibank Virtual Conference
August 19, 2020	GIC (Govt of Singapore)	Citibank Virtual Conference
August 19, 2020	Goldman Sachs Asset Management	Citibank Virtual Conference
August 19, 2020	HDFC Mutual Fund	Citibank Virtual Conference
August 19, 2020	IIFL Inc	Citibank Virtual Conference
August 19, 2020	Indus Capital Mgmt	Citibank Virtual Conference
August 19, 2020	Janchor Partners	Citibank Virtual Conference
August 19, 2020	Lion Global Investors Limited	Citibank Virtual Conference
August 19, 2020	Max Life Insurance Co Ltd	Citibank Virtual Conference
August 19, 2020	Mirae Asset Management	Citibank Virtual Conference
August 19, 2020	Nikko Asset MGT	Citibank Virtual Conference
August 19, 2020	Nippon Life Global Investors Singapore Limited	Citibank Virtual Conference
August 19, 2020	Pinpoint Asset Management Ltd	Citibank Virtual Conference
August 19, 2020	Quantum Advisors	Citibank Virtual Conference
August 19, 2020	SBI Mutual Fund	Citibank Virtual Conference
August 19, 2020	Sundaram Fianance Limited Asia	Citibank Virtual Conference
August 19, 2020	T Rowe Price	Citibank Virtual Conference
August 19, 2020	Temasek Holdings (Pte) Ltd	Citibank Virtual Conference
August 19, 2020	UBS Asset Management	Citibank Virtual Conference
August 19, 2020	Wellington	Call

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is

India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.